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                              August 28, 2020

       Brandon E. Lacoff
       Chief Executive Officer
       Belpointe REIT, Inc.
       125 Greenwich Avenue, 3rd Floor
       Greenwich, Connecticut 06830

                                                        Re: Belpointe REIT,
Inc.
                                                            Post-Qualification
Amendment on Form 1-A
                                                            Filed August 19,
2020
                                                            File No. 024-10923

       Dear Mr. Lacoff:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment on Form 1-A

       Plan of Operation
       Our Portfolio, page 83

   1. Please provide the disclosure required by Items 14(b) and 14 (e) of Form S-11 for each of your property
investments, including, as examples, the terms of any encumbrances and the estimated cost and
the method of financing of an improvements.
       Prior Performance Summary , page 88

   2. Please update your disclosure in this section. We note it appears to be as of June 30,
                                                        2018.
 Brandon E. Lacoff
Belpointe REIT, Inc.
August 28, 2020
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 if you
have questions regarding our comments or any other questions.



                                                             Sincerely,
FirstName LastNameBrandon E. Lacoff
                                                             Division of
Corporation Finance
Comapany NameBelpointe REIT, Inc.
                                                             Office of Real
Estate & Construction
August 28, 2020 Page 2
cc:       Vanessa Schoenthaler, Esq.
FirstName LastName